Exhibit 12.1
GULF POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2012
and the year to date March 31, 2013

	Year ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2013
	--------------------------------------------Thousands of Dollars--------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$158,651	$170,461	$199,227	$172,475	$211,346	$37,429
Interest expense, net of amounts capitalized	43,098	38,358	51,897	58,150	60,250	14,369
Interest component of rental expense	1,670	6,778	15,984	15,655	14,892	2,660
AFUDC - Debt funds	3,973	9,489	2,875	3,951	2,500	601
Earnings as defined	$207,392	$225,086	$269,983	$250,231	$288,988	$55,059
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$41,174	$42,166	$49,298	$56,677	$57,942	$13,984
Interest on affiliated loans	739	80	108	130	172	74
Interest on interim obligations	513	701	37	197	100	34
Amortization of debt disc, premium and expense, net	2,755	2,890	2,918	2,686	2,602	650
Other interest charges	1,890	2,010	2,410	2,411	1,933	228
Interest component of rental expense	1,670	6,778	15,984	15,655	14,892	2,660
Fixed charges as defined	$48,741	$54,625	$70,755	$77,756	$77,641	$17,630
RATIO OF EARNINGS TO FIXED CHARGES	4.25	4.12	3.82	3.22	3.72	3.12